Dreyfus Connecticut Municipal Money Market Fund, Inc.

ANNUAL REPORT September 30, 2005



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Connecticut Municipal Money Market Fund, Inc. covers the 12-month period from October 1, 2004, through September 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Bill Vasiliou.

The Federal Reserve Board (the "Fed") continued to raise short-term interest rates steadily and gradually over the past year in its ongoing effort to move away from its previously accommodative monetary policy. As short-term interest rates climbed, so did yields of tax-exempt money market instruments. At the same time, money market funds continued to meet investors' needs for liquidity and stability of principal.

Although recent events — including sharply higher gasoline and energy prices, and Hurricane Katrina — have added a degree of uncertainty to the economic outlook, most economists currently believe that the Fed is likely to continue to raise short-term interest rates over the near term until they reach a level that neither stimulates nor restricts economic activity. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 17, 2005



DISCUSSION OF FUND PERFORMANCE

Bill Vasiliou, Portfolio Manager

How did Dreyfus Connecticut Municipal Money Market Fund, Inc. perform during the period?

For the 12-month period ended September 30, 2005, the fund produced a yield of 1.43%. Taking into account the effects of compounding, the fund also produced an effective yield of 1.44%.[1]

The fund's results during the reporting period were influenced mainly by rising short-term interest rates in a recovering U.S. economy, as the Federal Reserve Board (the "Fed") continued to move away from its accommodative monetary policy of the past several years.

Note to shareholders: Bill Vasiliou became the fund's primary portfolio manager as of August 2, 2005.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and Connecticut state income taxes as is consistent with the preservation of capital and maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in short-term, high-quality municipal obligations that provide income exempt from federal and Connecticut state personal income taxes.

In managing the fund, we normally employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality municipal money market instruments that provide income exempt from federal and Connecticut state income taxes. Second, we actively manage the fund's weighted average maturity in anticipation of what we believe are interest-rate trends and supply-and-demand changes in Connecticut's short-term municipal marketplace while anticipating the liquidity needs of the fund.

For example, if we expect an increase in short-term supply, we may reduce the fund's weighted average maturity, which should better position the fund to purchase new securities with higher yields, if higher yields materialize. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities, which are generally issued with maturities in the one-year range, may lengthen the fund's weighted average maturity. If we anticipate limited new-issue supply, we may extend the fund's weighted average maturity to maintain prevailing yields for as long as we deem appropriate. At other times, we typically try to maintain a weighted average maturity that reflects our view of short-term interest-rate trends, liquidity needs and future supply-and-demand considerations.

What other factors influenced the fund's performance?

In response to relatively robust economic growth — including rising corporate and consumer spending and a gradually improving labor market — the Fed raised short-term interest rates at each meeting of its Federal Open Market Committee ("FOMC") during the reporting period, driving the overnight federal funds rate from 1.75% to 3.75%. As short-term interest rates moved steadily higher, so did tax-exempt money market yields.

The fund also was influenced by an improving credit environment in Connecticut. Although Connecticut's fiscal recovery has not been as strong as most other states, primarily due to its relatively narrow industrial base, tax revenues rose for the first time in four years, and the state cut spending to address its structural budget imbalance. The state's stronger fiscal condition has reduced its need to issue short-term debt securities, while investor demand for Connecticut tax-exempt securities has remained relatively robust, putting downward pressure on money market yields.

In an attempt to maintain liquidity and keep funds available for higher-yielding municipal instruments as they became available, we maintained our focus on securities with maturities in the three- to nine-month range. However, most money market funds also have focused on shorter-term instruments, and during the reporting period the industry's weighted average maturity fell to the shortest point on record. In this environment, we maintained the fund's weighted average maturity for much of the reporting period in a range that was modestly longer than industry averages. This strategy allowed us to capture higher yields than were offered by tax-exempt variable-rate demand notes on which yields are reset daily or weekly.

To achieve this position, we found relatively attractive yields from tax-exempt commercial paper, municipal notes and insured municipal bonds with maturities between three and nine months.[2] This strategy helped us avoid locking in yields of one-year municipal notes during a rising interest-rate environment. In addition, we created a "laddered" portfolio of the fund's holdings, helping to ensure that proceeds from maturing securities would be available for reinvestment should short-term yields continue to rise. This strategy seeks to strike a balance between the fund's ability to capture potential investment opportunities while ensuring that a disproportionate amount of securities will not mature during a time of unusually low reinvestment rates.

What is the fund's current strategy?

While recent data suggest that the U.S. economy continues to grow at a sustained pace, the Gulf Coast hurricanes and soaring energy prices have added a degree of uncertainty to the economic outlook. Nonetheless, we expect the Fed to continue to raise short-term interest rates at upcoming FOMC meetings, and we therefore believe that a cautious approach is warranted. By maintaining a "laddered" portfolio structure in which securities mature at regular intervals, the fund should have the liquidity it needs to capture higher yields should they continue to rise. Of course, we are prepared to revise our strategies as market conditions change.

October 17, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-Connecticut residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yield provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yield would have been lower.*

2 *Insurance on individual portfolio securities extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Connecticut Municipal Money Market Fund, Inc. from April 1, 2005 to September 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2005

Expenses paid per $1,000†	$ 3.22
Ending value (after expenses)	$1,009.00

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2005

Expenses paid per $1,000†	$ 3.24
Ending value (after expenses)	$1,021.86

† *Expenses are equal to the fund's annualized expense ratio of .64%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2005

Tax Exempt Investments—99.7%	Principal Amount ($)	Value ($)
Bethel, GO Notes, BAN 3.45%, 11/2/2005	1,055,000	1,056,307
Brookfield, GO Notes, BAN 3.96%, 6/15/2006	3,590,000	3,617,510
Connecticut, GO Notes:		
5.84%, 10/1/2005	300,000	300,056
(Eagle Program) 2.79% (Insured; MBIA and Liquidity Facility; Citibank)	4,430,000 [a]	4,430,000
(Putters Program) 2.78% (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	910,000 [a]	910,000
Connecticut Development Authority:		
IDR:		
(Energy Network Sina Project) 2.76% (LOC; Bank of America)	3,000,000 [a]	3,000,000
(Imperial Electric Assembly Project) 2.88% (LOC; Wachovia Bank)	1,560,000 [a]	1,560,000
(Lapham-Hickey Steel Corp.) 2.91% (LOC; Bank of Montreal)	4,995,000 [a]	4,995,000
Refunding (Capitol District Energy Project) 2.76% (LOC; Bank of America)	10,500,000 [a]	10,500,000
PCR:		
(Central Vermont Public Service) 2.65% (LOC; Citizens Bank of Massachusetts)	1,000,000 [a]	1,000,000
(Connecticut Light and Power Co. Project) 2.79% (Liquidity Facility; Merrill Lynch)	1,750,000 [a]	1,750,000
(Western Massachusetts Electric Co.) 2.79% (Liquidity Facility; Merrill Lynch)	3,800,000 [a]	3,800,000
Solid Waste Disposal Facility Revenue (Rand-Whitney Containerboard Limited Partnership Project) 2.77% (LOC; Bank of Montreal)	1,500,000 [a]	1,500,000
Water Facility Revenue, Refunding (Connecticut Water Co. Project):		
2.74% (LOC; Citizens Bank of Rhode Island)	2,050,000 [a]	2,050,000
2.79% (LOC; Citizens Bank of Rhode Island)	1,250,000 [a]	1,250,000
Connecticut Health and Educational Facilities Authority:		
College and University Revenue (University of Hartford) 2.75% (LOC; Citizens Bank of Rhode Island)	6,900,000 [a]	6,900,000
CP (Yale University) 2.47%, 10/12/2005	5,100,000	5,100,000
Private Schools Revenue:		
(Kent School) 2.74% (Insured; MBIA and Liquidity Facility; Bank of America)	1,100,000 [a]	1,100,000
(Taft School) 2.77% (LOC; Wachovia Bank)	6,500,000 [a]	6,500,000
(Westminster School) 2.74% (LOC; Bank of America)	6,190,000 [a]	6,190,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Connecticut Health and Educational Facilities Authority (continued):		
Recreational Revenue		
(Greater Hartford YMCA)		
2.74% (Insured; AMBAC and Liquidity Facility; Bank of America)	2,100,000 [a]	2,100,000
Revenue:		
(Eagle Hill School)		
2.76% (LOC; Bank of New York)	5,990,000 [a]	5,990,000
(Eastern Connecticut Health)		
2.76% (LOC; Comerica Bank)	4,700,000 [a]	4,700,000
(Greenwich Family YMCA)		
2.76% (LOC; Bank of New York)	5,000,000 [a]	5,000,000
Connecticut Higher Education Supplemental Loan Authority, Student Loan Revenue, Refunding:		
1.68%, 11/15/2005 (Insured; MBIA)	110,000	109,927
2.45%, 11/15/2005 (Insured; MBIA)	1,000,000	1,000,237
Connecticut Housing Finance Authority, Revenue:		
2.80% (GIC; Rabobank Nederland and Liquidity Facility; Merrill Lynch)	4,950,000 [a]	4,950,000
2.82% (Liquidity Facility; Citibank)	4,000,000 [a]	4,000,000
2.89% (Liquidity Facility; FHLMC)	8,481,000 [a]	8,481,000
Connecticut Special Tax Obligation Transportation Infrastructure Program:		
Fuel Sales Tax Revenue, Refunding		
4.62%, 10/1/2005 (Insured; FGIC)	100,000	101,000
Special Tax Revenue:		
4.86%, 10/1/2005 (Insured; FSA)	150,000	150,019
1.99%, 9/1/2006 (Insured; FSA)	500,000	495,560
Derby, GO Notes, BAN 3.44%, 1/18/2006	3,000,000	3,007,125
East Haven , GO Notes, BAN 3.95%, 8/25/2006	2,140,000	2,159,474
Fairfield, GO Notes 4.84%, 1/1/2006	200,000	201,263
Glastonbury, GO Notes, BAN 3.96%, 5/15/2006	390,000	392,724
Groton Town, GO Notes, BAN:		
3.47%, 3/1/2006	1,100,000	1,104,051
3.96%, 7/28/2006	2,390,000	2,414,350
Ledyard, GO Notes, BAN 3.47%, 10/28/2005	3,223,000	3,226,067

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Britain, GO Notes, BAN 3.95%, 4/6/2006	2,000,000	2,012,456
New Hartford, GO Notes, BAN 2.96%, 2/2/2006	1,500,000	1,503,383
New Haven, CP:		
2.58%, 10/7/2005 (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	2,705,000	2,705,000
2.70%, 12/8/2005 (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	2,000,000	2,000,000
2.77%, 1/13/2006 (LOC; Landesbank Hessen-Thuringen Girozentrale)	6,680,000	6,680,000
New Milford, BAN 3.71%, 5/9/2006	420,000	422,484
Northeast Tax Exempt Bond Grantor Trust, Revenue 2.89% (LOC; Bank of America)	3,540,000 [a]	3,540,000
Plymouth, GO Notes, BAN 2.96%, 10/6/2005	1,485,000	1,485,199
Regional School District Number 005, GO Notes, BAN 3.45%, 2/9/2006	1,190,000	1,195,006
Regional School District Number 006, GO Notes, BAN 3.70%, 8/11/2006	560,000	563,739
Regional School District Number 013, GO Notes, GAN 3.45%, 3/14/2006	800,000	803,503
Shelton, GO Notes:		
4.40%, 11/15/2005	350,000	350,709
BAN 3.45%, 1/18/2006	315,000	316,103
Shelton Housing Authority, Revenue (Crosby Commons Project) 2.78% (LOC; Wachovia Bank)	1,635,000 [a]	1,635,000
Stonington, GO Notes, BAN 2.96%, 10/13/2005	2,000,000	2,000,775
Waterbury, GO Notes 3.89%, 4/1/2006 (Insured; FSA)	175,000	176,287
West Haven, GO Notes, BAN 3.46%, 12/20/2005	7,540,000	7,555,415
Westbrook, GO Notes, BAN 3.44%, 10/15/2005	3,700,000	3,701,990
Total Investments (cost $155,738,249)	**99.7%**	**155,738,719**
Cash and Receivables (Net)	**.3%**	**432,889**
Net Assets	**100.0%**	**156,171,608**

Summary of Abbreviations

ACA	American Capital Access	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company	**GO**	General Obligation
AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
CIC	Continental Insurance Company	**LR**	Lease Revenue
CIFG	CDC Ixis Financial Guaranty	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
COP	Certificate of Participation	**MFMR**	Multi-Family Mortgage Revenue
CP	Commercial Paper	**PCR**	Pollution Control Revenue
EDR	Economic Development Revenue	**RAC**	Revenue Anticipation Certificates
EIR	Environmental Improvement Revenue	**RAN**	Revenue Anticipation Notes
		RAW	Revenue Anticipation Warrants
FGIC	Financial Guaranty Insurance Company	**RRR**	Resources Recovery Revenue
		SAAN	State Aid Anticipation Notes
FHA	Federal Housing Administration	**SBPA**	Standby Bond Purchase Agreement
FHLB	Federal Home Loan Bank	**SFHR**	Single Family Housing Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SFMR**	Single Family Mortgage Revenue
		SONYMA	State of New York Mortgage Agency
FNMA	Federal National Mortgage Association	**SWDR**	Solid Waste Disposal Revenue
		TAN	Tax Anticipation Notes
FSA	Financial Security Assurance	**TAW**	Tax Anticipation Warrants
GAN	Grant Anticipation Notes	**TRAN**	Tax and Revenue Anticipation Notes
GIC	Guaranteed Investment Contract	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	82.4
AAA, AA, A [b]		Aaa, Aa, A [b]		AAA, AA, A [b]	1.8
Not Rated [c]		Not Rated [c]		Not Rated [c]	15.8
					100.0

[†] *Based on total investments.*
[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*
[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2005

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	155,738,249	155,738,719
Cash		7,135
Interest receivable		1,051,551
Prepaid expenses		15,464
		156,812,869
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		68,302
Payable for investment securities purchased		496,505
Payable for shares of Common Stock redeemed		8
Accrued expenses		76,446
		641,261
Net Assets ($)		**156,171,608**
Composition of Net Assets ($):		
Paid-in capital		156,186,040
Accumulated net realized gain (loss) on investments		(14,902)
Accumulated gross unrealized appreciation on investments		470
Net Assets ($)		**156,171,608**
Shares Outstanding		
(1 billion shares of $.001 par value Common Stock authorized)		156,197,483
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended September 30, 2005

Investment Income ($):	
Interest Income	**3,123,296**
Expenses:	
Management fee–Note 2(a)	747,246
Shareholder servicing costs–Note 2(b)	125,363
Professional fees	50,369
Custodian fees	26,474
Registration fees	12,555
Prospectus and shareholders' reports	12,287
Directors' fees and expenses–Note 2(c)	11,980
Miscellaneous	18,205
Total Expenses	**1,004,479**
Less–reduction in management fee due to undertaking–Note 2(a)	(39,200)
Net Expenses	**965,279**
Investment Income–Net	**2,158,017**
Realized and Unrealized Gain (Loss) on Investments–Note 1(b) ($):	
Net realized gain (loss) on investments	21
Net unrealized appreciation (depreciation) on investments	453
Net Realized and Unrealized Gain (Loss) on Investments	**474**
Net Increase in Net Assets Resulting from Operations	**2,158,491**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended September 30,	
	2005	2004
Operations ($):		
Investment income−net	2,158,017	722,142
Net realized gain (loss) on investments	21	(1,637)
Net unrealized appreciation on investments	453	17
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,158,491**	**720,522**
Dividends to Shareholders from ($):		
Investment income−net	**(2,158,017)**	**(722,142)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	244,027,953	217,904,038
Dividends reinvested	2,122,365	707,106
Cost of shares redeemed	(236,035,608)	(233,267,895)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**10,114,710**	**(14,656,751)**
Total Increase (Decrease) in Net Assets	**10,115,184**	**(14,658,371)**
Net Assets ($):		
Beginning of Period	146,056,424	160,714,795
End of Period	**156,171,608**	**146,056,424**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended September 30,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.014	.005	.006	.010	.027
Distributions:					
Dividends from investment income−net	(.014)	(.005)	(.006)	(.010)	(.027)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.44	.47	.57	.99	2.70
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.67	.64	.65	.65	.61
Ratio of net expenses to average net assets	.65	.63	.64	.64	.61
Ratio of net investment income to average net assets	1.44	.47	.58	1.00	2.60
Net Assets, end of period ($ x 1,000)	156,172	146,056	160,715	197,363	254,824

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies

Dreyfus Connecticut Municipal Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Connecticut state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On August 2, 2005, the fund's Board of Directors approved a change in the fund's fiscal year end from September 30 to November 30.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At September 30, 2005 the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $14,902 is available to be applied against future net securities profits, if any, realized subsequent to September 30, 2005. If not applied, $552 of the carryover expires in fiscal 2007, $2,575 expires in fiscal 2008, $10,138 expires in fiscal 2011 and $1,637 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended September 30, 2005 and September 30, 2004, were all tax exempt income.

At September 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from October 1, 2004 through September 30, 2005 to reduce the management fee paid by the fund, to the extent that the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .65% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $39,200 during the period ended September 30, 2005.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended September 30, 2005, the fund was charged $76,702 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2005, the fund was charged $31,970 pursuant to the transfer agency agreement.

During the period ended September 30, 2005, the fund was charged $2,834 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $64,611, shareholder services plan fees $491, chief compliance officer fees $929 and transfer agency per account fees $5,520, which are offset against an expense reimbursement currently in effect in the amount of $3,249.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Connecticut Municipal Money Market Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Connecticut Municipal Money Market Fund, Inc., including the statement of investments, as of September 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2005 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Connecticut Municipal Money Market Fund, Inc., at September 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
November 11, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended September 30, 2005 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Connecticut residents, Connecticut personal income taxes).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Directors held on April 18, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee, and expense ratios and placed significant emphasis on comparisons to a group of comparable funds, and to

iMoneyNet and Lipper averages. The Board reviewed the fund's performance, management fee, and total expense ratio within the fund's Comparison Group and against the iMoneyNet averages (with respect to performance) and Lipper category average (with respect to expense ratios), and discussed the results of the comparisons. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same iMoneyNet category as the fund. The Board members noted that the fund outperformed the Comparison Group and iMoneyNet category averages for the 1-, 3-, 5-, and 10-year time periods. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the Comparison Group. The fund's management fee was at the median among the fees of the Comparison Group funds. The Board noted that the fund's expense ratio was lower than the Comparison Group and Lipper category averages. The Board also noted the effect on the expense ratio average of having the "low cost" provider fund included in the Comparison Group.

The Manager's representatives noted that there were no similarly managed mutual funds, institutional separate accounts, or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies (and, as to mutual funds, reported in the same iMoneyNet category) as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus fund complex. The consulting firm also analyzed where any economies of scale might emerge as assets grow. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's overall performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board recognized that economies of scale may be realized as the fund's assets increase and determined that, to the extent that material economies of scale had not been shared with the fund, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Electronics, Inc., engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

———————

David W. Burke (69)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

———————

Samuel Chase (73)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

No. of Portfolios for which Board Member Serves: 15

Gordon J. Davis (64)
Board Member (1995)

Principal Occupation During Past 5 Years:

- Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae LLP
- President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:

- Consolidated Edison, Inc., a utility company, Director
- Phoenix Companies, Inc., a life insurance company, Director
- Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 26

Joni Evans (63)
Board Member (1990)

Principal Occupation During Past 5 Years:

- Senior Vice President of the William Morris Agency

No. of Portfolios for which Board Member Serves: 15

Arnold S. Hiatt (78)
Board Member (1990)

Principal Occupation During Past 5 Years:

- Chairman of The Stride Rite Charitable Foundation

Other Board Memberships and Affiliations:

- Isabella Stewart Gardner Museum, Trustee
- John Merck Fund, a charitable trust, Trustee
- Business for Social Responsibility, Director
- The A.M. Fund, Trustee

No. of Portfolios for which Board Member Serves: 15

Burton N. Wallack (54)
Board Member (1991)

Principal Occupation During Past 5 Years:

- President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 15

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since August 2005.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since August 1981.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Connecticut Municipal
Money Market Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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